UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] **Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]**

For the fiscal year ended December 31, 2001

or

[ ] **Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]**

For the transition period from _________ to _________

Commission file number: 0-11955

Enbridge (U.S.) Inc. Employees' Savings Plan

1100 Louisiana Street
Suite 2900
Houston, TX 77002-5217
(Full title of the plan and the address of the plan)

Enbridge Inc.

3000 Firth Avenue Place
425-1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

EXHIBITS

Exhibit No.	Description
1	Audited Financial Statements of the Enbridge (U.S.) Inc. Employees' Savings Plan
2	Consent of PricewaterhouseCoopers LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENBRIDGE (U.S.) INC. EMPLOYEES' SAVINGS PLAN

Dated: 7/12/02

[signature]

Member of the Administrative Committee of the Enbridge (U.S.) Inc. Employees' Savings Plan

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing
1	Audited Financial Statements of the Enbridge (U.S.) Inc. Employees' Savings Plan	Filed herewith
2	Consent of PricewaterhouseCoopers LLP	Filed herewith

Exhibit 1

ENBRIDGE (U.S.) INC.
EMPLOYEES' SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2001 AND 2000

Enbridge (U.S.) Inc.
Employees' Savings Plan

Index

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Accountants

To the Participants and Administrator of the
Enbridge (U.S.) Inc. Employees' Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Enbridge (U.S.) Inc. Employees' Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas
July 12, 2002

Enbridge (U.S.) Inc.
Employees' Savings Plan
Statement of Net Assets Available for Benefits

(in thousands)

	December 31,	
	2001	**2000**
Assets:		
Investments, at fair value:		
Enbridge Inc. common stock:		
Participant-directed	$ 10,339	$ 10,713
Non-participant directed	2,984	2,684
Registered Investment Companies	40,388	40,186
Common/Collective Funds	9,853	10,237
Participant Loans	816	846
Receivables	397	-
Net Assets Available for Benefits	$ 64,777	$ 64,666

The accompanying notes are an integral part of these financial statements.

Enbridge (U.S.) Inc.
Employees' Savings Plan
Statement of Changes in Net Assets Available for Benefits

(in thousands)

	December 31,	
	2001	**2000**
Additions attributed to:		
Investment Income		
Net Appreciation/(Depreciation) of Investments	$(1,613)	$2,558
Interest	71	67
Dividends	2,380	5,544
	838	8,169
Contributions		
Employer	1,089	1,088
Participants	2,076	2,169
Rollovers from other plans	-	53
	3,165	3,310
Total Additions	4,003	11,479
Deductions attributed to:		
Benefits Paid Directly to Participants	(3,892)	(5,046)
Total Deductions	(3,892)	(5,046)
Net Increase in Net Assets Available for Benefits	111	6,433
Net Assets Available for Benefits, Beginning of Year	64,666	58,233
Net Assets Available for Benefits, End of Year	$ 64,777	$ 64,666

The accompanying notes are an integral part of these financial statements.

Enbridge (U.S.) Inc.
Employees' Savings Plan
Notes to Financial Statements
December 31, 2001

(in thousands except for shares)

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation: The accounts of the Enbridge (U.S.) Inc. Employees' Savings Plan ("the Plan") are maintained on the accrual basis of accounting except for benefit payments which are recorded when paid.

Comparative Amounts: Comparative amounts are reclassified to conform with the current year's financial statement presentation.

Valuation of Investments and Income Recognition: The Plan's investments, excluding participant loans, are stated at fair value. Shares of corporate stock and registered investment companies are valued at quoted market prices. Shares of common and collective funds are valued at fair value reported by the trustee. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Trustee & Recordkeeper: T. Rowe Price Trust Company is the Trustee and T. Rowe Price Retirement Plan Services, Inc. provides the recordkeeping services for the Plan.

Use of Estimates: The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides investment options in various combinations of investments securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

NOTE B - DESCRIPTION OF THE PLAN

General: The following is a general description of the Plan. Participants should refer to the Plan document for a more complete description of its provisions. The Plan provides a program whereby eligible participants may accumulate savings on a regular basis. The Plan is a defined contribution plan intended to satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986 ("the Code"), as amended, and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan was amended, effective January 1, 1984, to incorporate the features of Section 401(k) of the Code, wherein participant contributions to the Plan can be made on a pre-tax basis, and Section 401(m) of the Code, wherein matching contributions related to participant contributions can be made by the Company and participating affiliates. All regular employees of the Company and participating affiliates are eligible to participate in the Plan on the first day of the month following their date of hire. The plan was amended and restated to comply with all law changes (including GUST and EGTRRA) since the Plan's last restatement, and the restated Plan was submitted to the Internal Revenue Service on February 28, 2002 for a new determination letter.

Contributions: Plan contributions are funded as received from Enbridge (U.S.) Inc. ("the Company"), participating affiliates, Enbridge Pipelines (North Dakota) Inc. and Enbridge Services (U.S.) Inc. (formerly known as Enbridge (Pennsylvania) Inc.), and participants. Contributions by participants are matched by the Company and participating affiliates up to a specified percentage of a participant's income, which depends on the participant's years of service. Contributions are invested, at the discretion of each participant, in one or more of the following investment funds: Enbridge Inc. Stock Fund, T. Rowe Price Stable Value Fund, T. Rowe Price U.S. Treasury Intermediate Bond Fund, Dodge & Cox Balanced Fund, T. Rowe Price Equity Income Fund, T. Rowe Price Mid Cap Growth Fund, T. Rowe Price Equity Index Trust or T. Rowe Price International Stock Fund.

A participant contributes to the Plan by electing to defer a portion of his or her salary that would otherwise be payable to such participant. All matching contributions are initially invested in the Enbridge Inc. Stock Fund. The Plan provides that fifty percent of such matching contributions must remain invested in the Enbridge Inc. Stock Fund. At their discretion, and subject to the terms of the Plan, participants may transfer the other fifty percent to the remaining investment options available under the Plan.

Vesting: Participants are fully vested in all contributions to the Plan. In the event of termination of the Plan, the Trust Fund will be valued as of the termination date and distributed in accordance with the provisions of the Plan.

Investment options: A brief description of the Plan's investment options follows. For a detailed description of the investment options and respective risk profiles, refer to each fund's prospectus.

Enbridge Inc. Stock Fund - The Enbridge Inc. Stock Fund seeks capital appreciation and current income by investing in the common stock of Enbridge Inc., the ultimate parent company of the Company.

T. Rowe Price Stable Value Fund - The T. Rowe Price Stable Value Fund seeks maximum current income with preservation of capital by investing in high quality insurance contracts.

NOTE B - DESCRIPTION OF THE PLAN (cont'd)

T. Rowe Price U.S. Treasury Intermediate Bond Fund - The T. Rowe Price U.S. Treasury Intermediate Bond Fund seeks a high level of income consistent with maximum credit protection and moderate fluctuation in principal by investing in U.S. Government obligations, mortgage and asset backed securities and investment grade corporate debt issues having a remaining effective maturity of no more that 10 years from the time of purchase.

Dodge & Cox Balanced Fund - The Dodge & Cox Balanced Fund seeks maximum current income with long-term growth of capital through investment of up to 75% of its assets in common stocks and convertible securities.

T. Rowe Price Equity Income Fund - The T. Rowe Price Equity Income Fund seeks dividend income along with long-term capital appreciation by investing at least 65% of its assets in common stocks of established, larger capitalization companies paying above-average dividends.

T. Rowe Price Mid-Cap Growth Fund - The T. Rowe Price Mid-cap Growth Fund seeks to maximize capital appreciation by investing in mid-cap common stocks with potential for above-average earnings growth.

T. Rowe Price Equity Index Trust - The T. Rowe Price Equity Index Trust seeks to provide long-term capital appreciation equivalent to the total return performance of the stock market for publicly traded securities as represented by the Standard & Poor's 500 Stock Index.

T. Rowe Price International Stock Fund - The T. Rowe Price International Stock Fund seeks to maximize current income and long-term capital growth by investing in common stocks of established non-U.S. companies.

Participant Loans: The Plan allows participants to borrow from their fund accounts a minimum of $1 up to a maximum of $25 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates of one percent above the prime rate at the time the loan is requested. The participant loans outstanding at December 31, 2001 were $816 (2000 - $846).

Payment of Benefits: On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's account, or they may elect either a partial distribution each calendar quarter or set up quarterly installments provided the amount is a minimum of $1. Total distribution is required at age 65.

Administrative Expenses: Administrative expenses related to the 2001 Plan year of $10 (2000 - $9) were paid by the Company.

NOTE C - INCOME TAX STATUS

The Internal Revenue Service ("IRS") issued a determination on March 19, 1992, that the Plan and its trust are qualified under Section 401(a) of the Code and that the trust therefore, is not subject to tax. The Plan is required to operate in conformity with the Code to maintain its qualification. As noted in Note B above, the Plan was submitted to the IRS for a determination letter on February 28, 2002, and is currently under review by the IRS. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE D - INVESTMENTS

The fair values of individual participant directed investments that represent 5% or more of the Plan's net assets are as follows:

	December 31,	
	2001	2000
Dodge and Cox Balanced Fund	$ 17,358	$ 15,585
T. Rowe Price Equity Income Fund	4,920	4,788
T. Rowe Price Mid-Cap Growth Fund	14,113	15,000
T. Rowe Price Stable Value Fund	8,465	8,681
T. Rowe Price International Stock Fund*	2,226	3,430
Enbridge Inc. Stock Fund	10,339	10,713

* Fair value of investments was less than 5% of the Plan's net assets at December 31, 2001.

There are no nonparticipant-directed investments that represent 5% or more of the Plan's net assets.

NOTE E - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	December 31,	
	2001	2000
Benefits paid to participants per the financial statements	$ 3,892	$ 5,046
Add: Amounts allocated to withdrawing participants at end of year	220	-
Less: Amounts allocated to withdrawing participants at beginning of year	-	-
Benefits paid to participants per the Form 5500	$ 4,112	$ 5,046

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE F - NONPARTICIPANT-DIRECTED INVESTMENTS

As discussed in Note B, all employer- matching contributions are initially invested in the Enbridge Inc. Stock Fund. The Plan provides that fifty- percent of such matching contributions must remain invested in the Enbridge Inc. Stock Fund. At their discretion, and subject to the terms of the Plan, participants may transfer the other fifty- percent to the remaining investment options available under the Plan. The balances of the nonparticipant-directed and participant-directed portions of the Enbridge Inc. Stock Fund at December 31, 2001 were $2,984 and $10,339 respectively (2000 $2,684 and $10,713).

There were no reportable transactions for the Non-Participant Directed Enbridge Stock Fund for 2001. Information about the significant components of the changes in the non-participant directed investment for 2001 and 2000 are as follows:

	December 31,	
	2001	2000
Additions:		
Investment Income		
Net Realized/Unrealized Appreciation/ (Depreciation)	$ (159)	$ 813
Interest	1	-
Dividends	91	93
	(67)	906
Contributions:		
Employer	501	544
Employee Loan Repayments	5	-
Total Additions	439	1,450
Deductions:		
Benefits Paid Directly to Participants	(139)	(81)
Net Increase	300	1,369
Balance at Beginning of Year	2,684	1,315
Balance at End of Year	$ 2,984	$ 2,684

NOTE G - PARTY-IN-INTEREST INVESTMENTS

Transactions resulting in Plan assets being transferred to, or used by, a "disqualified person," as defined in Section 4975 of the Code or a "party-in-interest" as defined in Section 3 of ERISA are prohibited unless a specific exemption exists. The Plan holds 488,208 shares (2000 - 458,867) of Enbridge Inc. common stock which it purchased on the open market as an investment. Enbridge Inc. is a "party-in-interest" and a "disqualified person" because of its ownership of the employer whose employees participate in the Plan. The purchase of Enbridge Inc. common stock, however, is exempt under Section 4975(d)(13) of the Code and Section 408(e) of ERISA.

The Trustee is affiliated with the T. Rowe Price entity that manages the Plan's Stable Value Fund, U.S. Treasury Intermediate Bond Fund, Equity Income Fund, Mid-Cap Growth Fund, Equity Index Trust and International Stock Fund. The Trustee is also affiliated with the T. Rowe Price entity that provides record-keeping services to the Plan. The transactions between the Trustee and these T. Rowe Price entities are exempt under Section 4975(d)(8) of the Code and 4975(d)(2) of the Code, respectively (and Section 408(b)(8) and Section 408(b)(2) of ERISA, respectively). No fees were paid by the Plan for investment management services for the years ended December 31, 2001 and 2000.

Enbridge (U.S.) Inc.
Employees' Savings Plan
Schedule H, line 4j- Schedule of Assets (Held At End of Year)
at December 31, 2001

Schedule 1

a.	b. Identity of issue, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, par or maturity value	d. Cost	e. Current Value
1.*	T. Rowe Price	Mid-Cap Growth Fund	**	14,112,604
2.	Dodge & Cox	Balanced Fund	**	17,357,983
3.*	T. Rowe Price	U.S. Treasury Intermediate Bond Fund	**	1,772,407
4.*	T. Rowe Price	International Stock Fund	**	2,225,515
5.*	T. Rowe Price	Equity Income Fund	**	4,919,638
6.*	T. Rowe Price	Stable Value Fund	**	8,464,619
7.*	T. Rowe Price	Equity Index Trust	**	1,387,864
8.*	Enbridge Inc.	Stock Fund - Participant Directed	**	10,339,184
9.*	Enbridge Inc.	Stock Fund - Non-Participant Directed	3,130,144	2,984,213
10*	Participant Loans	Various –rates ranged from 6% to 10.5%	**	815,674

* Parties-in-Interest

** In accordance with the instructions to the Form 5500, historical cost information is not required for participant-directed investments.

Exhibit 2

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. No. 333-6436) of IPL Energy, Inc. of our report dated July 12, 2002 relating to the financial statements of Enbridge (U.S.) Inc. Employees' Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Houston, Texas
July 12, 2002